                                ALSTON & BIRD LLP

                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

                             ROSEMARIE A. THURSTON
                           DIRECT DIAL: 404-881-4417
                     E-MAIL: ROSEMARIE.THURSTON@ALSTON.COM

                                  June 8, 2006

SENT VIA EDGAR AND
OVERNIGHT COURIER

Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

     Re: Wells Timber Real Estate Investment Trust, Inc.
         Amendment No. 1 to Registration Statement on Form S-11
         Filed January 27, 2006
         File No. 333-129651

Dear Ms. Garnett:

     This letter sets forth the responses of our client, Wells Timber Real Estate Investment Trust, Inc. (the "Issuer") to the comments by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), in your letter dated February 14, 2006 regarding the first amendment ("Amendment No. 1") to the Issuer's registration statement on Form S-11 (the "Registration Statement") and the prospectus it contains (the "Prospectus"). The Issuer has today filed a second amendment to the Registration Statement ("Amendment No. 2") via the Commission's EDGAR System. For your convenience, we have set forth each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided below correspond to the page numbers in Amendment No. 2.

General

1. COMMENT: We note your responses to comments no. 4 and 5. Please provide these materials when they are available. We may have further comment.

RESPONSE: We will provide the requested materials to the Staff as soon as they become available.

Summary, page 1

       Bank of America Plaza           90 Park Avenue     3201 Beechleaf Court, Suite 600      The Atlantic Building
101 South Tryon Street, Suite 4000   New York, NY 10016       Raleigh, NC 27604-1062              950 F Street NW
     Charlotte, NC 28280-4000           212-210-9400               919-862-2200              Washington, DC 20004-1404
           704-444-1000               Fax: 212-210-9444          Fax: 919-862-2260                 202-756-3300
         Fax: 704-444-1111                                                                       Fax: 202-756-3333

Ms. Karen J. Garnett
June 8, 2006
Page 2


2. COMMENT: We note your response to comment no. 11 and the revised disclosure. Please expand your disclosure to state, if true, that each individual listed in the second paragraph under the caption "Our Advisor" should be considered a promoter.

RESPONSE: The disclosure under the caption "Prospectus Summary - Our Advisor" on page 1 of the Prospectus has been revised in Amendment No. 2 in response to the Staff's comment. Please note, however, that in keeping with prevalent industry terminology, SEC Industry Guide 5 ("Guide 5") and the North American Securities Administrators Association's Statement of Policy Regarding Real Estate Investment Trusts' use of the term, the Issuer has elected to use the term "sponsor" instead of the term "promoter" in the revised disclosure.

Wells Timber Real Estate investment Trust, Inc., page 1

3. COMMENT: We note your response to comment no. 12 and the revised disclosure on page 62. Please revise to include this information in the summary.

RESPONSE: The disclosure under the caption "Prospectus Summary - Description of Investments" on page 7 of the Prospectus has been revised in Amendment No. 2 in response to the Staff's comment.

Summary Risk Factors, page 1

4. COMMENT: We note your statement in the fifth bullet factor that your advisory agreement was not negotiated on an arm's-length basis. Please expand your disclosure to clarify that the fees payable may be more than what you would pay a third party for such services.

RESPONSE: The disclosure in the fifth bullet point under the caption "Prospectus Summary - Summary Risk Factors" on page 2 of the Prospectus has been revised in Amendment No. 2 in response to the Staff's comment.

5. COMMENT: Please revise the next-to-last bullet point on page 2 to briefly summarize the specific risks associated with your conflicts of interest.

RESPONSE: The disclosure in the sixth bullet point under the caption "Prospectus Summary - Summary Risk Factors," on page 2 and the disclosure in the third and fourth bullet points, under the caption "Prospectus Summary - Conflicts of Interest," on page 4 has been revised in Amendment No. 2 in response to the Staff's comment.

Compensation of the Advisor and its Affiliates, page 5

6. COMMENT: We note your response to comment no. 19 and disagree that the requested disclosure would detract from the clear presentation of the specific terms and conditions of the fees and expenses. We continue to believe that you should clearly state in narrative section before the table or otherwise in this section that the fees payable during the operational stage are not related to your performance, and, as a result, we reissue the comment.

Ms. Karen J. Garnett
June 8, 2006
Page 3


RESPONSE: The disclosure following the table under the caption "Prospectus Summary - Compensation of the Advisor and its Affiliates" on page 7 of the Prospectus has been revised in Amendment No. 2 in response to the Staff's comment.

The Timber Manager, page 7

7. COMMENT: We note your response to comment no. 21, and we may have further comment in light of the revised disclosure.

RESPONSE: The Issuer and Wells Capital, Inc., the Issuer's advisor (the "Advisor"), have agreed to amend the Advisory Agreement ("Advisory Agreement") to provide that the Advisor is not required to engage a single timber manager to assist with the selection and management of the Issuer's timberland properties. Pursuant to the Amended and Restated Advisory Agreement, the form of which is filed as Exhibit 10.1 to Amendment No. 2, the Advisor is permitted to engage one or more timber managers as needed to assist with the selection and management of properties. In addition, the Advisor intends to hire additional personnel with timberland investment and management experience to assist the Advisor in fulfilling its obligations to the Issuer. The board of directors of the Issuer, which is responsible for approving all property acquisitions and which includes three independent directors who have significant experience in the timber industry, believes that this structure will allow the Advisor to better take advantage of the localized expertise that various regional timber managers offer. As a result of these changes, the disclosure regarding the Advisor's use of a timber manager throughout Amendment No. 2 has been revised.

Our Corporate Structure, page 7

8. COMMENT: We note your response to comment no. 25 that you do not currently anticipate that a substantial portion, if any, of your income will be derived from income earned by one or more TRSs. Please expand the disclosure in the prospectus to include this information.

RESPONSE: The disclosure under the caption "Prospectus Summary - Our Corporate Structure" on page 2 of the Prospectus has been revised in Amendment No. 2 in response to the Staff's comment.

Risk Factors, page 15

Risks Related to Conflicts of Interest, page 18

The fees we pay Wells capital under the advisory agreement....page 20

9. COMMENT: We note your statement that your independent directors will rely on information and recommendations provided by Wells Capital to determine the fees and other amounts payable to Wells Capital and its affiliates pursuant to the advisory agreement and the special units in Wells Timber OP. Please expand your disclosure in this risk factor to clarify, if true, that most of the fees payable under the advisory agreement have already been established and will not change.

Ms. Karen J. Garnett
June 8, 2006
Page 4


RESPONSE: The fees payable by the Issuer to the Advisor, as set forth in Section 8 of the Advisory Agreement and on pages 5, 47 and 48 of the Prospectus, under the captions "Prospectus Summary - Compensation of the Advisor and its Affiliates" and "Management Compensation," respectively, have been established and will not change for the term of the Advisory Agreement. Section 12 of the Advisory Agreement provides, however, that the Advisory Agreement is effective only for a term of one year from the date that the Registration Statement is declared effective by the Commission. Thereafter, the Advisory Agreement may be renewed for an unlimited number of one-year terms following an annual evaluation of the Advisor's performance by the Issuer's board of directors (the "Board"), only if the Board determines that the compensation payable to the Advisor thereunder is fair and reasonable in relation to a number of factors, including the Advisor's performance to date under the contract. Thus, the fees payable under the Advisory Agreement may change in connection with a future renewal of the Advisory Agreement. Section 8.2 of the Issuer's Second Articles of Amendment and Restatement, the form of which was filed as Exhibit 3.1 to Amendment No. 1, provides that the Board and a majority of the Board's independent directors ("Independent Directors") will, on at least an annual basis, be responsible for reviewing the performance of the Advisor and determining that the compensation to be paid to the Advisor is reasonable in relation to the nature and quality of services performed and the Issuer's investment performance. In conducting their review, the Independent Directors will be required to consider factors such as:
(a) the amount of the fee paid to the Advisor in relation to the size, composition and performance of the Issuer's assets, (b) the success of the Advisor in generating opportunities that meet the Issuer's investment objectives, (c) rates charged to other programs by advisors performing the same or similar services, (d) additional revenues realized by the Advisor and its affiliates through their relationship with the Issuer, (e) the performance of the Issuer's assets, and (f) the quality of the Issuer's assets relative to the investments generated by the Advisor for its own account. If the Board is dissatisfied with the performance of the Advisor in relation to the compensation provided for in the contract, or if the rates charged by third parties to comparable programs are lower in the future, the Board may seek to amend the terms of the Advisory Agreement or simply refuse to renew the Advisory Agreement and select another advisor.

Management, page 35

10. COMMENT: We note your response to comment no. 42. Please expand your disclosure to clarify that the definition of independent director found in your charter is derived from the NASAA Guidelines and clarify, if true, that these independent directors may still experience conflicts in light of determining fees and allocating resources among affiliated entities for which they serve as directors.

RESPONSE: The disclosure under the caption "Management - Board of Directors" on page 35 of the Prospectus has been revised in Amendment No. 2 in response to the Staff's comment.

11. COMMENT: We note your response to comment no. 43 that your directors and officers understand and agree that they will need to devote the time to your affairs as will be required by their fiduciary duties and the business realities that may develop. Please expand your

Ms. Karen J. Garnett
June 8, 2006
Page 5


disclosure to include this information and clarify whether any officer will devote all of his or her time to your affairs.

RESPONSE: The disclosure under the caption "Management - Board of Directors" on page 35 of the Prospectus has been revised in Amendment No. 2 in response to the Staff's comment.

Management Compensation, page 46

12. COMMENT: We note the disclosure on page 48 that the asset management fee is based on the actual amount invested on your behalf. Please clarify whether this amount would include any debt associated with the investment. Also, please clarify what you mean by "cost of investments."

RESPONSE: The disclosure under the caption "Management Compensation" on pages 47 and 49-50 of the Prospectus has been revised in Amendment No. 2 in response to the Staff's comment.

Conflicts of Interest, page 52

13. COMMENT: We note your response to comment no. 47. We continue to believe that you should expand your disclosure to clarify that the fees payable in the organizational stage will be derived directly from the offering proceeds. In addition, please clarify that fees payable in the offering stage will be paid regardless of your performance.

RESPONSE: The requested disclosure concerning the fact that fees payable by the Issuer during the organization and offering stage will be derived from offering proceeds has been added to page 54 of the Prospectus, under the caption "Conflicts of Interest - Receipt of Fees and Other Compensation by Wells Capital and its Affiliates."

We believe, however, that adding disclosure that the fees payable in the offering stage will be paid regardless of the performance of the recipient of those fees would be inappropriate given the nature of the fee structure for this offering. Unlike other non-listed, publicly offered REITs where the external REIT advisor is entitled to receive substantial acquisition fees during the organization and offering stage, in addition to the selling commissions and dealer-manager fee payable for the sales effort, the only fees payable by the Issuer during the organization and offering stage are the dealer-manager fee payable to Wells Investment Securities, Inc., a substantial portion of which will be reallowed to third parties, and the selling commissions, all of which will be reallowed to third party broker/dealers that sell the securities. Since only the dealer-manager fee and selling commissions are payable during the Issuer's organization and offering phase, and since the amount of this compensation is directly related to the performance of the parties to whom the fees are paid (i.e., the more successful such persons are in raising money for the Issuer, the more compensation they will receive), it would be inappropriate and misleading to investors to state that the compensation is "not related to performance." In addition, as disclosed elsewhere in the prospectus, the risks to investors associated with the offering are reduced to the extent that the persons selling the securities on behalf of the Issuer are successful in raising capital for the Issuer. The

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Ms. Karen J. Garnett
June 8, 2006
Page 6


greater the success of the sales effort for the offering, the greater the ability of the Issuer to acquire a substantial, diversified portfolio of properties.

Industry Overview, page 58

14. COMMENT: We note your response to comment no. 48 and the enclosed materials. Based on a conversation with Hugh O'Beirne, we understand that portions of the Industry Overview section may be rewritten. If the statements originally referenced in comment no. 48 remain in the prospectus, please provide additional information supporting the statement and explaining the relevance of the enclosed materials, including any supplemental calculations, if appropriate.

RESPONSE: The disclosure under the caption "Industry Overview" on page 60 of the Prospectus has been revised to delete the statements originally referenced in the Staff's comment number 48.

Plan of Operation, page 69

15. COMMENT: We note your response to comment no. 52. However, we continue to believe that you should expand your disclosure to describe how you intend to operate your business using only a small percentage of maximum offering, and we reissue the comment. Please discuss how this would impact your operations and investment opportunities, including the increased use of leverage and the lack of a diversified portfolio.

RESPONSE: The above-referenced disclosure has been revised in response to the Staff's comment.

Prior Performance, page 73

Adverse Business Developments or Conditions, page 75

16. COMMENT: We note your response to comment no. 57 and the revised disclosure. In particular, we note the statement that "Wells programs have only sold properties for less than their purchase price in order to produce a better return for the overall portfolio." Please expand your disclosure to clarify what you mean by this statement. In addition, please tell us whether Wells funds have lost money or produced a negative rate of return for investors.

RESPONSE: The above-referenced disclosure on page 76 has been revised in response to the Staff's comment. As revised, the prospectus discloses that the Wells-sponsored programs (the "Funds") have only sold four properties for less than their original purchase price. The Funds that sold these properties are still active. Wells Capital determines investor returns at the Fund level over the life of the Fund, and, therefore, Wells Capital cannot yet determine whether the Funds will produce overall positive or negative returns for their investors. If the Funds were closed as of the date of this letter, none would produce negative returns for investors. However, if the Funds continue to operate for an extended period of time, they could generate sufficient overhead expenses that a negative rate of return could be

Ms. Karen J. Garnett
June 8, 2006
Page 7


produced. As a result, the Issuer does not believe that it can disclose at this time whether any of the Funds have produced a negative rate of return for investors.

17. COMMENT: We note your response to comment no. 59 that these charts have been deleted. Please tell us why these charts were deleted.

RESPONSE: The above-referenced charts were deleted in Amendment No. 1 because they provided information about assets of other programs sponsored by the Advisor that is not relevant to the targeted assets of the Issuer. The charts provided information regarding the name, location, building type and the number and names of tenants of office buildings owned by the prior programs. This information concerns office properties and is thus not relevant to the acquisition, management and disposition of timberland and do not provide meaningful information to prospective investors making an investment decision concerning the Issuer. In addition, we note that the charts provided information not required by Guide 5. The instruction section of Guide 5 urges sponsors to avoid including information about prior performance beyond that required by Guide 5, except for such further material information as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading. The information in the charts was not necessary in order to make the statements otherwise made in the "Prior Performance Summary" section of the Prospectus not misleading and therefore the charts were deleted.

Prior Performance tables, page F-11

18. COMMENT: We note your response to comment no. 65 that the disclosure notes that none of the prior programs have invested in timberlands. We are unable to locate this disclosure. Please advise or revise. In addition, please revise to clarify that the factors listed in the first paragraph are the factors the sponsor considered in determining whether the previous programs had "similar investment objectives."

RESPONSE: Please see the last sentence of the fourth paragraph on page F-14 of the Prospectus, under the caption "Prior Performance Tables," for disclosure stating that "...none of the other programs have invested in timberland..." In addition, the requested disclosure clarifying the factors considered in determining whether the prior programs had similar investment objectives has been added to page F-14 of the prospectus contained in Amendment No. 2 in response to the Staff's comment.

Ms. Karen J. Garnett
June 8, 2006
Page 8


     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

                                        Very truly yours,


                                        /s/ Rosemarie A. Thurston
                                        ----------------------------------------
                                        Rosemarie A. Thurston

Enclosures

cc: Ms. Jennifer Gowetski, Division of Corporation Finance
    Mr. Leo F. Wells, III
    Mr. Lee Ward